October 2, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Renalytix plc

Registration Statement on Form S-3; File No. 333-274733

Dear Sir or Madam:

Renalytix plc (the “Registrant”) hereby withdraws its request, dated September 29, 2023, that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to September 29, 2023, at 4:00 p.m. Eastern Time. The Registrant intends to submit a revised acceleration request for the Registration Statement at a later date.

Please contact Katie Kazem of Cooley LLP at (703) 456 8043, counsel to the Company, if there are any questions regarding this matter.

Very truly yours,

RENALYTIX PLC

By:	/s/ James McCullough
James McCullough
Chief Executive Officer